www.umc.com

Exhibit

Exhibit Description

99.1 Announcement on 2026/03/02: UMC will attend investor conferences on 2026/03/09

99.2 Announcement on 2026/03/02: UMC will attend investor conferences on 2026/03/11

99.3 Announcement on 2026/03/05: February Revenue

Exhibit 99.1

UMC will attend investor conferences on 2026/03/09

1. Date of institutional investor conference: 2026/03/09~2026/03/10

2. Time of institutional investor conference: 09:00 AM

3. Location of institutional investor conference: Shangri-La Far Eastern, Taipei

4. Outline of institutional investor conference:

The Company will attend the “2026 Taiwan Corporate Day”, held by Citi.

5. Any other matters that need to be specified: None

Exhibit 99.2

UMC will attend investor conferences on 2026/03/11

1. Date of institutional investor conference: 2026/03/11~2026/03/12

2. Time of institutional investor conference: 09:00 AM

3. Location of institutional investor conference: Grand Hyatt Taipei

4. Outline of institutional investor conference:

The Company will attend the “Taiwan CEO-CFO Conference”, held by J.P. Morgan.

5. Any other matters that need to be specified: None

Exhibit 99.3

United Microelectronics Corporation

March 5, 2026

This is to report the changes or status of 1) Sales volume, 2) Funds lent to other parties, 3) Endorsements and guarantees, and 4) Financial derivative transactions for the period of February 2026.

1)
Sales volume (NT$ Thousand)

Period	Items	2026	2025	Changes	%
February	Net sales	19,345,126	18,193,515	1,151,611	6.33%
Year-to-Date	Net sales	40,207,276	38,000,310	2,206,966	5.81%

2)
Funds lent to other parties (NT$ Thousand): None

3)
Endorsements and guarantees (NT$ Thousand): None

4)
Financial derivatives transactions:

a Not under hedging accounting: NT$ thousand

UMC

Financial instruments	Option		Forwards	IRS
	Put	Call
Deposit Paid	0	0	0	0
Royalty Income (Paid)	0	0	0	0
Unwritten-off Trading
Contracts	0	0	685,740	0
Fair Value	0	0	8,522	0
Net profit (loss) from Fair Value	0	0	9,176	0
Written-off Trading
Contracts	0	0	1,008,616	0
Realized profit (loss)	0	0	(2,510)	0